UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

(25 April 2018)
Commission File No. 001-32846

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 CRH public limited company
(Translation of registrant's name into English)

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Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: CRH Announces EUR 1bn Share Buyback Programme

This document contains inside information

Press Release

CRH Announces Intention to Launch €1bn Share Buyback Programme

CRH plc, the international building materials group, announces that the Board of Directors intends to introduce a share repurchase programme to repurchase ordinary shares* of up to €1.0 billion. The launch of any programme is subject to, and shall comply with, shareholder approval of CRH's general authority to repurchase ordinary shares at CRH's upcoming Annual General Meeting.

The repurchase programme is expected to complete over the next 12 months, though the actual timing of completion will be based on an ongoing assessment of the capital needs of the business and general market conditions.

Further details in relation to the proposed share repurchase programme will be announced in due course.

Albert Manifold, Chief Executive of CRH, commented: "Our strong balance sheet and cash flow generation provides us with this opportunity to return excess cash to shareholders, while at the same time continuing to invest in our business and execute our strategic growth initiatives. We remain committed to our progressive dividend policy and our investment grade rating. This repurchase programme demonstrates management's confidence in the outlook for our business, our continued strong cash generation and our flexibility to deliver value to shareholders."

CRH's Annual General Meeting will take place tomorrow at 11.00am in Dublin.

* Reference to ordinary shares shall include income shares.
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Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Albert Manifold             Chief Executive

Senan Murphy               Finance Director

Frank Heisterkamp        Head of Investor Relations

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This document contains inside information and has been issued pursuant to Article 2.1(b) of Commission Implementing Regulation (EU) 2016/1055. The date and time of this statement is the same as the date and time that it has been communicated to the media.

Registered Office: No 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, R02 R279, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 25 April 2018
By:___/s/Neil Colgan___
N.Colgan
Company Secretary